[Graphic omitted] Ahold



                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  August 31, 2004
                                 For more information:  +31 75 659 57 20



Ahold appoints Bart Karis as Senior
Vice President General Merchandising



Zaandam, The Netherlands, August 31, 2004 -- Ahold today announced the appointment of Bart Karis as Senior Vice President General Merchandising, effective December 1, 2004. Karis, 45, will report directly to Ahold President & CEO Anders Moberg.

This new position underlines Ahold's commitment to its "Road to Recovery" program and the re-engineering of its food retail operations. Based at the Group Support Office in Zaandam, Karis will be responsible for developing and implementing a general merchandising strategy for the company, from product development and sourcing to supply chain management.

Bart Karis is a Dutch national who has worked for home furnishings retailer IKEA for the last 15 years, most recently as Vice President Retail Europe.


Ahold Corporate Communications: +31.75.659.5720






                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com